TAHOE RESOURCES TO PRESENT AT EUROPEAN GOLD FORUM
Announces Production and Cost Guidance for 2015

VANCOUVER, British Columbia – April 13, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce it will be presenting at the European Gold Forum in Zurich, Switzerland on April 15, 2015. Tahoe President and COO Ron Clayton will represent the Company at the conference.

Subsequent to the successful completion of the Plan of Arrangement between Tahoe and Rio Alto, the Company is providing production and cost guidance as well as reserve and resource information as set out in the following tables. Note that the Rio Alto gold figures represent only three fiscal quarters of expected production in 2015 due to the companies’ merger closing on April 1, 2015. Full year gold production is expected to be 200,000 to 220,000 ounces.

2015 Tahoe Guidance (All amounts stated in U.S. Dollars.)

2015 Production	Silver Full Year	Gold 9 months
Production	18-21 moz	160 – 170kozs
Total cash cost per ounce produced net of byproduct credits[1] (TCC)	$6.35 - $8.25	$625 - $650
All-in sustaining cost per ounce produced net of byproduct credits (AISC)	$9.75 - $11.50	$900 - $950

Corporate Guidance (in millions)
Sustaining Capital	$30 - $35	$40 - $45
Expansion / Development Capital	$15	$55 - $65
Total Capital	$45 - $50	$95 - 110
Corporate G & A (excludes non-cash compensation)[1]	$30 - $35
Exploration expenses	$5 - $10

Note: In order to maintain consistency, royalty amounts are now included in TCC and AISC for all operations.

Exploration and Development

Development of the Shahuindo project during 2015 will continue as planned, and the Company expects to be producing gold from Shahuindo in early 2016. The expansion from 3500 tonnes per day (tpd) to 4500 tpd capacity at Escobal is expected to be completed in the second quarter of this year.

The Company is focusing exploration on the 80 square kilometres of approved licenses surrounding the Escobal mine and on infill and step-out drilling in order to prove additional reserves at La Arena and Shahuindo. Further exploration planning for regional programs is underway.

Company Reserves & Resources

The following tables provide mineral resource and mineral reserve estimates for the combined company as previously reported in Tahoe’s and Rio Alto’s NI 43-101 technical reports prior to the closing of the Plan of Arrangement:

Escobal Mineral Resources1

Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured Indicated	6.5 32.5	511 313	0.4 0.32	0.91 0.68	1.59 1.12	107.4 326.5	85 333	59 221	104 364
Meas + Ind	39.0	346	0.33	0.72	1.2	433.9	418	281	467
Inferred	1.4	224	1.24	0.25	0.47	9.3	50	3	6

Escobal Mineral Reserves1

Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven Probable	6 25.4	457 321	0.37 0.32	0.86 0.71	1.51 1.14	87.8 262.7	70.8 265.2	51.7 180.4	90.2 291.3
Prov + Prob	31.4	347	0.33	0.74	1.21	350.5	335.6	232.1	381.6

La Arena Oxide Mineral Resources2

Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Measured Indicated	10.5 123.1	0.28 0.35	0.3 0.5	94 1,399	118 1,944
Meas + Ind	133.6	0.35	0.5	1,494	2,062
Inferred	2.5	0.32	0.3	25	27

La Arena Oxide Mineral Reserves2

Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Proven Probable	10.2 93.1	0.27 0.40	0.33 0.48	89 1,191	108 1,438
Prov + Prob	103.3	0.39	0.47	1,280	1,546

La Arena Sulfide Mineral Resources2

Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (koz)	Copper (klbs)	Silver (koz)
Measured Indicated	- 274.0	- 0.24	- 0.33	- 0.4	- 2,124	- 2,013,930	- 3,375
Meas + Ind	274.0	0.24	0.33	0.4	2,124	2,013,930	3,375
Inferred	5.4	0.10	0.19	0.4	18	22,074	66

La Arena Sulfide Mineral Reserves2

Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold (koz)	Copper (klbs)	Silver (koz)
Proven Probable	- 63.1	- 0.31	- 0.43	- -	- 633	- 579,407	- -
Prov + Prob	63.1	0.31	0.43	-	633	579,407	-

Shahuindo Mineral Resources3

Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Measured (oxide + mixed) Indicated (oxide + mixed)	41.3 106.0	0.59 0.49	8.6 6.5	785 1,653	11,380 21,990
Meas + Ind	147.3	0.52	7.1	2,438	33,370
Inferred (oxide + mixed) Inferred (sulfide)	9.6 61.4	0.40 0.76	4.3 22.9	124 1,504	1,340 45,220
Total Inferred	71.0	0.71	20.4	1,628	46,560

Shahuindo Mineral Reserves3

Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Proven (oxide + mixed) Probable (oxide + mixed)	15.2 22.7	0.90 0.80	10.5 8.9	437 584	5,102 6,459
Prov + Prob	37.8	0.84	9.5	1,022	11,561

Footnotes:

Reserves are included in resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Totals may not sum due to rounding.

1.

As reported in Escobal Mine Guatemala NI-43-101 Feasibility Study, dated November 5, 2014. Effective date of the Mineral Resource Estimate is January 23, 2014. Effective date of the Mineral Reserve Estimate is July 1, 2014.

2.	As reported in La Arena Project, Peru Technical Report (NI 43-101), dated December 31, 2014. Effective date of the Mineral Resource Estimates and Mineral Reserve Estimates is December 31, 2014.
3.

As reported in Technical Report on the Shahuindo Heap Leap Project, Cajabamba, Peru, dated November 9, 2012. Effective date of the Mineral Resource Estimate is May 17, 2012. Effective date of the Mineral Reserve Estimate is September 26, 2012.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO and has received a provisional listing on the Bolsa de Valores in Peru.

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Qualified Person Statement

Technical information in this news release has been approved by Charlie Muerhoff, Vice President Technical Services, a Qualified Person as defined by National Instrument 43-101.

Cautionary Notes

Tahoe has included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. Tahoe’s “Total Cash Costs” (silver and gold) are divided by the number of silver or gold ounces contained in concentrate or doré to calculate per ounce figures. Tahoe’s Escobal mine produces primarily silver with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of Tahoe’s revenue from the Escobal mine and is considered byproduct. When deriving the production costs associated with an ounce of silver, Tahoe deducts byproduct credits from gold, lead and zinc sales, which are incidental to producing silver. Tahoe’s “Total Cash Costs” (gold) are divided by the number of gold ounces sold to calculate per ounce figures. Tahoe’s La Arena mine produces primarily gold with other metals (silver) produced simultaneously in the mining process. The value of these metals represents a low percentage of Tahoe’s revenue from the La Arena mine and is considered byproduct. When deriving the production costs associated with an ounce of gold, Tahoe deducts byproduct credits from silver sales, which are incidental to producing gold. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation.

Tahoe reports total cash costs (silver) on a silver ounces produced basis. Tahoe follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

Tahoe has also adopted the reporting of all-in sustaining costs (AISC) per silver ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning under IFRS, and Tahoe has utilized an adapted version of the guidance released by the World Gold Council. AISC (silver) include total production cash costs incurred at the Escobal mine, sustaining capital expenditures, corporate administrative expense incurred outside Peru, exploration and evaluation costs incurred outside Peru, and reclamation and closure accretion for the Escobal mine. Tahoe believes that this non-GAAP measure represents the total costs of producing silver from the Escobal mine and provides additional information about Tahoe’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

Under World Gold Council guidance, AISC per gold ounce produced (and sold) include total production cash costs incurred at gold mining operations (including royalties and certain mining- specific taxes), sustaining capital expenditures at those operations, corporate administrative expense incurred in Peru, exploration and evaluation costs incurred in Peru, and reclamation cost accretion for the La Arena mine. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. This measure has no standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

These non-IFRS financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied.

Total cash costs and cash costs per ounce, net of byproduct credits, and all-in sustaining cost per ounce of metal, are estimated as follows:

		Ag	Au
		Twelve Months Ended	Nine Months Ended
Total cash costs ($000's)		December 31, 2015	December 31, 2015
Production costs		$131,000	90,000
Royalties / Mining Tax / Profit Share		38,000	11,000
Treatment and refining charges		41,000	1,000
Total cash costs before byproduct credits[1]		210,000	102,600
	Less gold credit	(13,000)	-
	Less zinc credit	(18,000)	-
	Less lead credit	(28,000)	-
Total cash costs net of byproduct credits		$151,000	102,600

Silver ounces produced in concentrate (000's)		20,000	-
Gold ounces produced in doré (000's)		-	164

Total cash costs per ounce before byproduct credits		$10.50	$625
Total cash costs per ounce net of byproduct credits		$7.55	$625

All-in sustaining costs ($000's)
Total cash costs net of byproduct credits		151,000	102,600
Sustaining capital (1)		33,000	43,000
Exploration		3,000	3,000
Reclamation cost accretion		-	1,000
General and administrative expenses		33,000	2,000
All-in sustaining costs		220,000	151,000

Silver ounces produced in concentrate (000's)		20,000	-
Gold ounces produced in doré (000's)		-	164

All-in sustaining cost per ounce produced net of byproduct credits		$11.00	$923

1. Gold, lead and zinc byproduct credits were calculated using the following prices:

Gold (oz)	$1,300
Zinc (lb)	$1.05
Lead (lb)	$0.90

Tahoe believes these measures will provide investors and analysts with useful information about Tahoe’s underlying cash costs of operations, the impact of byproduct credits on Tahoe’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the anticipated benefits of the completion of the Arrangement to Tahoe and its shareholders and the former Rio Alto shareholders, future silver and gold production and future cash flow generation and financial returns.

In respect of the forward-looking statements, Tahoe has provided them in reliance on certain assumptions that they believe are reasonable at this time. Forward-looking information relating to future silver and gold production, future cash costs of production, silver and gold resources and reserves, the development of the Shahuindo gold mine and the expansion of the Escobal silver mine, is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to continue paying municipal royalties in light of new royalty legislation in Guatemala; the price of silver, gold, and other metals; costs of development and production; Tahoe’s ability to operate in a safe and effective manner; and its ability to obtain financing on reasonable terms. Total cash cost and AISC projections include a number of forward-looking assumptions including implementation of a new royalty law, estimated prices of byproduct metals, budgeted cost and consumption of certain consumables as well as effectiveness and timing of cost-saving initiatives.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe’s control. These include, but are not limited to, business integration risks; operational risks in development, exploration and production for precious metals including, but not limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, and civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; precious metal prices and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to, mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of the new Tahoe are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 11, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 13, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward-looking information in this news release in order to provide shareholders with a more complete assessment resulting from the completion of the Plan of Arrangement and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information.

The forward-looking statements and information contained in this news release are made as of the date hereof and Tahoe does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807